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Exhibit 4.5

HYPERSPACE COMMUNICATIONS, INC.
MARKET STAND-OFF AGREEMENT

        WHEREAS, the undersigned ("Investor") is an investor in HyperSpace Communications, Inc. (the "Company"), having puchased shares of the capital stock of the Company or certain notes and warrants issued by the Company, which notes and or warrants are convertible into the capital stock of the Company.

        WHEREAS, the Company is in negotiations with an underwriter (the "Underwriter") in connection with a proposed firm commitment uderwritten public offering of shares of the Company's common stock (the "Firm Commitment Offering").

        WHEREAS, as a condition precedent to undertaking the Firm Commitment Offering, the Underwriter has requested that Investor agree not to sell or otherwise transfer any of the securities of the Company owned by Investor, or issuable upon conversion of the notes or warrants held by Investor, for a period of time.

        NOW THEREFORE, in order to induce the Underwriter to undertake the Firm Commitment Offering, if a registration statement registering shares of the Company's common stock is declared effective, Investor agrees, not to sell, make short sales of, loan, grant any options for the purchase of, or otherwise dispose of any securities of the Company held by such Investor without the prior written consent of the Company and the Underwriter for one hundred eighty (180) days from and after the effective date of the Company's registration statement (Registration No. 333-115404). Investor further agrees that the Company may impose stop transfer instructions in order to enforce the foregoing covenants.

        Acknowledged and agreed.

"Investor" (if an individual)

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(if an entity)
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By:
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  Exhibit 4.5
HYPERSPACE COMMUNICATIONS, INC. MARKET STAND-OFF AGREEMENT